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Exhibit 12.1

Exterran Partners, LP
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands of dollars) unaudited)

	Years Ended December 31,
	2012	2011	2010		2009	2008
Income:
Income (loss) from continuing operations before income taxes	$11,454	$6,971	$(22,653)		$15,325	$30,402
Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expense and discount	25,167	30,400	24,037		20,303	18,039
Estimated interest factor attributable to rents	957	1,383	1,366		1,064	811

Income as adjusted	37,578	38,754	2,750		36,692	49,252

Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount and capitalized interest	25,167	30,400	24,037		20,303	18,039
Estimated interest factor attributable to rents	957	1,383	1,366		1,064	811

Total fixed charges	26,124	31,783	25,403		21,367	18,850

Ratio of earnings to fixed charges	1.44	1.22	—	(1)	1.72	2.61

(1)
The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2010. Additional earnings of $22.7 million would have been needed to have a one-to-one ratio of earnings to fixed charges.

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  Exhibit 12.1
Exterran Partners, LP Computation of Ratio of Earnings to Fixed Charges (amounts in thousands of dollars) unaudited)